TES
GE COMMISSION
20549

06004046

**OMB APPROVAL**
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C.
199

# ...D REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 29445

AB 3/15

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HORIZONS FINANCIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
151 Harrington Circle
(No. and Street)

Willingboro, NJ 08046
(City) (State) (Zip Code)

PROCESSED
APR 26 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Isackson 609-877-3355
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Harrison, Mauro & Morgan
(Name — if individual, state last, first, middle name)

586 High Street, P.O. Box 400, Burlington, NJ 08016
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KD 4/25

## OATH OR AFFIRMATION

I, Richard J. Isackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORIZONS FINANCIAL INVESTMENT CORP., as of December 31, 2005, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JAN. 29, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FORM X-17A-5

3/91

# FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16    2) Rule 17a-5(b) [ ] 17    3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19    5) Other [ ] 26

| | |
|---|---|
| NAME OF BROKER-DEALER | SEC FILE NO. |
| | 8-29445 [14] |
| | FIRM ID. NO. |
| Horizons Financial Investment Corporation [13] | 13562 [15] |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) | FOR PERIOD BEGINNING (MM/DD/YY) |
| 151 Harrington Circle [20] (No. and Street) | 01-01-05 [24] |
| | AND ENDING (MM/DD/YY) |
| Willingboro, [21] (City) NJ [22] (State) 08046 [23] (Zip Code) | 12-31-05 [25] |

| | |
|---|---|
| NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT | (Area Code)—Telephone No. |
| Richard J. Isackson [30] | 609-877-3355 [31] |
| NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE |
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 4th day of Feb 19 2006

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

**ATTENTION**—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Horizons Financial Investment Corp. | N | 3 | 10

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 | 99
SEC FILE NO. 8-29445 | 98
Consolidated | 198
Unconsolidated | 199

### ASSETS

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 15,572 | 200 | | | $ 15,572 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | | 295 | | | | |
| B. Other | | 300 | $ | 550 | | 810 |
| 3. Receivables from non-customers | | 355 | | 600 | | 830 |
| 4. Securities and spot commodities owned, at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | | 424 | | | | |
| E. Spot commodities | | 430 | | | | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ ____ 130 | | | | | | |
| B. At estimated fair value | | 440 | 1,400 | 610 | 1,400 | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ ____ 150 | | | | | | |
| B. Other securities $ ____ 160 | | | | | | |
| 7. Secured demand notes: market value of collateral: | | 470 | | 640 | | 890 |
| A. Exempted securities $ ____ 170 | | | | | | |
| B. Other securities $ ____ 180 | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ ____ 190 | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 282 | 680 | 282 | 920 |
| 11. Other assets | | 535 | | 735 | | 930 |
| 12. TOTAL ASSETS | $ 15,572 | 540 | $ 1,682 | 740 | $ 17,254 | 940 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12/31/05

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] | $ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 1,642 [1205] | [1385] | 1,642 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B Secured | 3,612 [1211] | [1390] | 3,612 [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | 10,000 [1400] | 10,000 [1710] |
| 1. from outsiders $ [970] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of $ [980] | | | |
| B. Securities borrowings, at market value: | | [1410] | [1720] |
| from outsiders $ [990] | | | |
| C. Pursuant to secured demand note collateral agreements: | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of $ 10,000 [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ 5,254 [1230] | $ 10,000 [1450] | $ 15,254 [1760] |

### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole proprietorship | | $ [1770] |
| 22. Partnership (limited partners | $ [1020]) | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | 2,000 [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | -0- [1794] |
| E. Total | | 2,000 [1795] |
| F. Less capital stock in treasury | | ( ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 2,000 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 17,254 [1810] |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

**BROKER OR DEALER** Horizons Financial Investment Corporation

For the period (MMDDYY) from 1-1-05 [3932] to 12-31-05

Number of months included in this statement 12

## STATEMENT OF INCOME (LOSS)

### REVENUE

| | | |
|---|---|---|
| 1. Commissions: | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | | $ |
| b. Commissions on listed option transactions | | |
| c. All other securities commissions | | |
| d. Total securities commissions | | |
| 2. Gains or losses on firm securities trading accounts | | |
| a. From market making in options on a national securities exchange | | |
| b. From all other trading | | |
| c. Total gain (loss) | | |
| 3. Gains or losses on firm securities investment accounts | | 3,080 |
| 4. Profit (loss) from underwriting and selling groups | | 42,845 |
| 5. Revenue from sale of investment company shares | | |
| 6. Commodities revenue | | |
| 7. Fees for account supervision, investment advisory and administrative services | | |
| 8. Other revenue | | 4,674 |
| 9. Total revenue | | $ 50,599 |

### EXPENSES

| | | |
|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | $ |
| 11. Other employee compensation and benefits | | |
| 12. Commissions paid to other broker-dealers | | |
| 13. Interest expense | | 1,000 |
| a. Includes interest on accounts subject to subordination agreements | 1,000 [4070] | |
| 14. Regulatory fees and expenses | | 1,880 |
| 15. Other expenses | | 47,862 |
| 16. Total expenses | | $ 50,742 |

### NET INCOME

| | | |
|---|---|---|
| 17. Net income (loss) before Federal income taxes and items below (item 9 less item 16) | | $ (143) |
| 18. Provision for Federal income taxes (for parent only) | | 550 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | |
| a. After Federal income taxes of | [4238] | |
| 20. Extraordinary gains (losses) | | |
| a. After Federal income taxes of | [4239] | |
| 21. Cumulative effect of changes in accounting principles | | |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ (693) |

### MONTHLY INCOME

| | | |
|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | | $ 507 |

**FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT**
**PART IIA**

BROKER OR DEALER Horizons Financial Investment Corporation as of 12/31/05

**Exemptive Provision Under Rule 15c3-3**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 LIMITED BUSINESS (Mutual Funds and/or Variable Annuities) ........ X [4

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained ........ [4

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ________ [4335] ________ [4

D. (k) (3)—Exempted by order of the Commission ........ [4

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** Horizons Financial Investment Corporation **as of** 12/31/05

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 2,000 | 3 |
| 2. | Deduct ownership equity not allowable for Net Capital ▼19 | | | ( 1,400 ) | 3 |
| 3. | Total ownership equity qualified for Net Capital | | | 600 | 3 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 10,000 | 3 |
| | B. Other (deductions) or allowable credits (List) | | | | 3 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 10,600 | 3 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) ▼17 | $ 282 | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 282 ) | 3 |
| 7. | Other additions and/or allowable credits (List) | | | | 3 |
| 8. | Net capital before haircuts on securities positions ▼20 | | | $ 10,318 | 3 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities ▼18 | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) Money Market Fund | 33 | 3736 | ( 33 ) | 3 |
| 10. | Net Capital | | | $ 10,285 | 3 |

OMIT PEN

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12-31-05

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | |
|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 350 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 |
| 14. Excess net capital (line 10 less 13) | $ | 5,285 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 9,760 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 5,254 |
| 17. Add: | | | | |
| A. Drafts for immediate credit | $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | 0 |
| 19. Total aggregate indebtedness | | | $ | 5,254 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % | .511 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % | |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | |
|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | |
| 24. Net capital requirement (greater of line 22 or 23) | $ | |
| 25. Excess net capital (line 10 less 24) | $ | |
| 26. Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | |

OMIT PEI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| 4600 | 4601 | 4602 | 4603 | 4604 | 4( |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4( |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4( |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4( |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4( |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4( |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4( |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4( |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4( |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4( |
| | | TOTAL $ | 0 4699 | | |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| WITHDRAWAL CODE: | DESCRIPTION |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |
| 4. | 15c3-1(c)(2)(iv) Liabilities |

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

*A Peer Reviewed Member of the American Institute of Certified Public Accountants*

*A Member of the New Jersey Society Of Certified Public Accountants*

Board of Directors
Horizons Financial Investment Corporation

In planning and performing our audit of the financial statements of Horizons Financial Investment Corporation, for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessary disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above. Fn 1(86)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives Fn2(87)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harrison, Mauro & Morgan, P.A.

Harrison, Mauro & Morgan, P.A.
Voorhees, NJ
February 17, 2006

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

*A Peer Reviewed Member of the American Institute of Certified Public Accountants*

*A Member of the New Jersey Society Of Certified Public Accountants*

# HORIZONS FINANCIAL INVESTMENT CORPORATION

## REPORT ON AUDIT OF FINANCIAL STATEMENTS

## DECEMBER 31, 2005

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446



703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

# HORIZONS FINANCIAL INVESTMENT CORPORATION

## CONTENTS

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

*A Peer Reviewed Member of the American Institute of Certified Public Accountants*

*A Member of the New Jersey Society Of Certified Public Accountants*

Board of Directors
Horizons Financial Investment Corporation
Willingboro, NJ

**INDEPENDENT AUDITOR'S REPORT**

We have audited the accompanying statement of financial condition of Horizons Financial Investment Corporation as of December 31, 2005, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizons Financial Investment Corporation as of December 31, 2005 and the results of its activity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Harrison, Mauro & Morgan, P.A.

Harrison, Mauro & Morgan, P.A.

February 17, 2006

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446

CPA
The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233

HARRISON MAURO MORGAN

CERTIFIED PUBLIC ACCOUNTANTS



**HORIZONS FINANCIAL INVESTMENT CORPORATION**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2005**

ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash | $ | 5,572 |
| Cash, Restricted SDL | | 10,000 |
| Investments | | 1,400 |
| TOTAL CURRENT ASSETS | | 16,972 |
| FIXED ASSETS: | | |
| Computer | | 2,833 |
| Accumulated Depreciation | | (2,551) |
| | | 282 |
| TOTAL ASSETS | $ | 17,254 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts Payable | $ | 925 |
| Income Taxes Payable | | 550 |
| Due to Officer | | 3,612 |
| Interest Payable | | 167 |
| SDL Collateral Payable | | 10,000 |
| TOTAL CURRENT LIABILITIES | | 15,254 |
| STOCKHOLDERS' EQUITY: | | |
| Common Stock, authorized 2,500 shares, no par value; 2000 shares issued and outstanding | | 2,000 |
| Retained Earnings | | - |
| TOTAL STOCKHOLDERS' EQUITY | | 2,000 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 17,254 |

See Notes to Financial Statements.

HARRISON MAURO MORGAN

CERTIFIED PUBLIC ACCOUNTANTS



**HORIZONS FINANCIAL INVESTMENT CORPORATION**
**STATEMENT OF OPERATIONS**
**YEAR ENDED DECEMBER 31, 2005**

| | | |
|---|---|---|
| REVENUES | | |
| Commission Income | $ | 42,845 |
| Management fee | | 4,500 |
| Interest and dividends | | 174 |
| | | 47,519 |
| EXPENSES | | |
| Advertising | | 206 |
| Computer Expenses | | 5,288 |
| Fees, registrations, etc. | | 1,880 |
| Insurance | | 1,473 |
| Interest | | 1,000 |
| Depreciation Expense | | 567 |
| Dues and Subscriptions | | 652 |
| Miscellaneous | | 1,300 |
| Office Supplies and Expenses | | 863 |
| Operating Supplies and Expenses | | 801 |
| Postage | | 267 |
| Professional Fees | | 3,830 |
| Rent | | 21,000 |
| Repairs and Maintenance | | 2,552 |
| Telephone | | 1,394 |
| Training, Seminars, etc. | | 962 |
| Travel and Entertainment | | 3,707 |
| Utilities | | 3,000 |
| TOTAL OPERATING EXPENSES | | 50,742 |
| LOSS BEFORE OTHER EXPENSES AND INCOME TAXES | | (3,223) |
| GAIN ON INVESTMENTS | | 3,080 |
| LOSS BEFORE INCOME TAXES | | (143) |
| PROVISION FOR INCOME TAXES | | 550 |
| NET LOSS | $ | (693) |
| BASIC EARNINGS PER SHARE | | (0.35) |

See Notes to Financial Statements.

HARRISON MAURO MORGAN

CERTIFIED PUBLIC ACCOUNTANTS



**HORIZONS FINANCIAL INVESTMENT CORPORATION**
**STATEMENT OF STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2005**

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance at beginning of year | 2,000 | 7,171 | 9,171 |
| Net Loss - 2005 | - | (693) | (693) |
| Dividends | - | (6,478) | (6,478) |
| Balance at end of December 31, 2005 | $ 2,000 | $ - | $ 2,000 |

See Notes to Financial Statements.

HARRISON ◆ MAURO ◆ MORGAN
CERTIFIED PUBLIC ACCOUNTANTS



**HORIZONS FINANCIAL INVESTMENT CORPORATION**
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2005**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Loss | $ | (693) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation expense | | 567 |
| Increase (Decrease) in operating liabilities: | | |
| Accounts Payable | | 925 |
| Income taxes payable | | 50 |
| Due to Officer | | 4,075 |
| Accrued Interest Payable | | 1 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 4,925 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Net Gain on investments | | (3,080) |
| NET CASH FLOW USED IN INVESTING ACTIVITIES | | (3,080) |
| NET INCREASE IN CASH | | 1,845 |
| CASH AT BEGINNING OF YEAR | | 3,727 |
| CASH AT END OF YEAR | $ | 5,572 |
| SUPPLEMENTAL DISCLOSURES: | | |
| Interest Paid | $ | 1,000 |
| Income Taxes Paid | $ | 550 |
| Non- cash dividends | $ | 6,478 |

See Notes to Financial Statements.

**HORIZONS FINANCIAL INVESTMENT CORPORATION**
**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2005**

Note A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Horizons Financial Investment Corporation conducts its business as a broker/dealer in Securities and is a registered member of the N.A.S.D. and S.I.P.C.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, short term investments which have an original maturity of ninety days or less are considered cash equivalents.

**HORIZONS FINANCIAL INVESTMENT CORPORATION**
**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2005**

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight line method over five years. Maintenance and repairs are charged to operations when incurred.

Investments

Investments in marketable securities are valued at fair market value in the statement of financial condition. Unrealized gains and losses are included in the statements of income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note B- LEASE COMMITMENTS, RELATED PARTY TRANSACTIONS

The Company leases space and various pieces of equipment, furnishings and fixtures from the President on a month to month basis. Office rent in the amount of $21,000 was paid in 2005. Lease payments for computer equipment were paid in the amount of $3,000 during the year. At December 31, 2005 the company owes a shareholder $3,612, which is not interest bearing and expected to be repaid during the current year.

Note C- SECURED DEMAND LOAN

The Company is obligated under a subordinated demand note payable to its Secretary and Stockholder in the amount of $10,000. This note bears interest at the rate of 10% per annum payable semiannually. The note is secured by segregated restricted cash funds.

**HORIZONS FINANCIAL INVESTMENT CORPORATION**
**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2005**

Note D- NET CAPITAL REQUIREMENTS

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15C3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005 the Company had net capital of $ 10,285. The Company's net capital ratio was .511 to 1 for December 31, 2005.

Note E- INCOME TAXES

The current portion of income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income taxes, for the year ended December 31, 2005 is as follows:

| | |
|---|---|
| State tax expense | $550 |

As of December 31, 2005, the company has accumulated a federal net operating loss carryover of approximately $2,063 and contribution carryover of $229, expiring in December 31, 2024.

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS



**HORIZONS FINANCIAL INVESTMENT CORPORATION**
**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2005**

Note F- INVESTMENTS

Investments are stated at fair value unless otherwise noted at cost, and consist of the following as of:

| | December 31, 2005 | | |
|---|---|---|---|
| | Cost | Market Value | Realized Gain On Investment |
| Marketable securities | $ 1,400 | $ 1,400 | $ 3,080 |
| Total | $ 1,400 | $ 1,400 | $ 3,080 |